EXHIBIT 12.2

                           FINOVA CAPITAL CORPORATION
            COMPUTATION OF RATIO OF INCOME TO COMBINED FIXED CHARGES
                          AND PREFERRED STOCK DIVIDENDS
                             (Dollars in Thousands)



                                  As of and for the Year Ended December 31,
                            ----------------------------------------------------
                              1998       1997       1996       1995       1994
                            --------   --------   --------   --------   --------
Income from continuing
operations before income
taxes                       $282,009   $226,178   $185,822   $150,834   $122,847

Add fixed charges

   Interest expense          479,360    416,093    366,543    337,814    210,730

One-third of rent expense      3,854      2,789      2,368      2,084      2,053
                            --------   --------   --------   --------   --------

Total fixed charges          483,214    418,882    368,911    339,898    212,783
                            --------   --------   --------   --------   --------

Income as adjusted          $765,223   $645,060   $554,733   $490,732   $335,630
                            --------   --------   --------   --------   --------
Ratio of income to fixed
charges                         1.58       1.54       1.50       1.44       1.58
                            ========   ========   ========   ========   ========
Preferred stock dividends
on a pre-tax basis                --         --         --         --         --

   Total combined fixed
   charges and preferred
   stock dividends          $483,214   $418,882   $368,911   $339,898   $212,783
                            --------   --------   --------   --------   --------
Ratio of income to
combined fixed charges and
preferred stock dividends       1.58       1.54       1.50       1.44       1.58
                            ========   ========   ========   ========   ========